Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION	OWNERSHIP
Bit Digital USA, Inc.	Delaware, USA	100%
Bit Digital Canada, Inc.	Alberta, Canada	100%
Bit Digital Hong Kong Limited	Hong Kong	100%
Bit Digital Strategies Limited	Hong Kong	100%
Bit Digital Singapore PTE. LTD.	Singapore	100%